UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40101

BRIACELL THERAPEUTICS CORP.

(Translation of registrant’s name into English)

Suite 300 – 235 15th Street

West Vancouver, BC V7T 2X1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Delisting from the Frankfurt Stock Exchange

BriaCell Therapeutics Corp. (the “Company”) will voluntarily delist its common shares from trading on the Frankfurt Stock Exchange, or FWB, effective August 19, 2021. The common shares will continue to be listed on the Nasdaq Capital Market under the symbol “BCTX” and on the TSX Venture Exchange, or TSXV, under the symbol “BCT”. The Company’s tradeable warrants will also continue to be listed on the Nasdaq Capital Market under the symbol “BCTXW”. The delisting from the FWB is meant to reduce cost and complexity and the impact of the delisting on local investors should be limited in light of investors’ access to other major stock exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BriaCell Therapeutics Corp.

Date: August 17, 2021	By:	/s/ William V. Williams
	Name:	William V. Williams
	Title:	Chief Executive Officer